Western Copper Business

Financial Statements
December 31, 2005, 2004, and 2003
(expressed in Canadian dollars)

F17.1-1

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditor’s Report

To the Director of
Western Copper Business

We have audited the balance sheets of Western Copper Business as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Business as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
August 9, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

F17.1-2

Western Copper Business
Balance Sheets
As at December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005	2004
	$	$
Assets

Property and equipment (note 4)	109,327	42,328

Mineral properties (note 5)
Carmacks	4,200,000	4,100,000
Almoloya	223,514	153,894

	4,532,841	4,296,222

Liabilities

Accounts payable and accruals	100,000	100,000

Business’ Equity (note 7)

Contributed surplus	22,002,077	21,404,043

Deficit	(17,569,236)	(17,207,821)

	4,432,841	4,196,222

	4,532,841	4,296,222

Transfer of assets (note 1)

Nature of operations (note 2)

Commitments (notes 6 and 8)

Subsequent events (notes 1 and 12)

Approved by the Board of Directors

’Robert J. Gayton’	Director	‘David Williams’	Director

The accompanying notes are an integral part of these financial statements.

F17.1-3

Western Copper Business
Statements of Loss and Deficit
For the years ended December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

Expenses
General exploration expenditures	311,932	132,720	20,028
General and administrative expenses	49,483	115,736	17,505

Loss for the year	(361,415)	(248,456)	(37,533)

Deficit - Beginning of year	(17,207,821)	(16,959,365)	(16,921,832)

Deficit - End of year	(17,569,236)	(17,207,821)	(16,959,365)

The accompanying notes are an integral part of these financial statements.

F17.1-4

Western Copper Business
Statements of Cash Flows
For the years ended December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

Cash flows used in operating activities
Loss for the year	(361,415)	(248,456)	(37,533)

Cash flows used in investing activities
Expenditures on mineral properties and deferred costs	(169,620)	(65,336)	(64,845)
Expenditures on property and equipment	(66,999)	(40,624)	-

	(236,619)	(105,960)	(64,845)

Cash flows from financing activities
Funding provided by Western Silver Corporation	598,034	354,416	102,378

Increase in cash and cash equivalents and
cash and cash equivalents - Beginning and
end of year	-	-	-

The accompanying notes are an integral part of these financial statements.

F17.1-5

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

1	Transfer of assets

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (Western Silver). On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis) entered into a Plan of Arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

2	Basis of presentation

Western Copper Business’ (the Business) financial statements reflect the financial position, statement of operations and deficit and cash flows of the related copper business of Western Silver. The statements of operations and deficit for 2005, 2004, and 2003 include the direct exploration expenses incurred by Western Silver relating to the Carmacks and Almoloya mineral properties and an allocation of Western Silver’s general and administrative expenses incurred in each of these years. The allocation of general and administrative expenses was calculated on the basis of the ratio of costs incurred on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs incurred on all mineral properties by Western Silver in each of these years. The financial statements have been presented under the continuity of interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

Effective March 17, 2006, the historical results of the Business will be incorporated into the results of Western Copper Corporation.

3	Nature of operations

Western Copper Business is an exploration stage business that is engaged directly in the exploration of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and the ability of the Business to obtain the necessary financing to continue the exploration and future development of its mining properties, or realizing the carrying amount through a sale.

F17.1-6

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

4	Accounting policies

The Business’ financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 11, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments at banks with original maturities of three months or less from the date of acquisition.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	term of the lease

Mineral properties

The Business records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have evidence of significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written down if the properties are sold, allowed to lapse, abandoned, or become impaired.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the Business reviews the net carrying value of each mineral property when events or changes in circumstances indicate that the carrying amount may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the fair value as determined by using discounted cash flows.

F17.1-7

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Business’ assessment of its ability to sell the property for an amount greater than the carrying value.

Management’s estimates of mineral prices, recoverable proven and probable reserves and resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term which could have a material adverse effect on the estimate of future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Business has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Business has taken reasonable precautions to ensure that legal title to its properties is properly recorded, there can be no assurance that such title will ultimately be secured.

Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using year-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

Income taxes

The Business uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between tax and accounting basis of assets and liabilities. Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

F17.1-8

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

5	Property and equipment

			2005	2004

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Computer equipment	69,635	18,795	50,840	42,328
Office furniture and
equipment	24,486	2,543	21,943	-
Leasehold improvements	39,823	3,279	36,544	-

	133,944	24,617	109,327	42,328

6	Mineral properties

	Carrying	Costs	Carrying	Costs	Carrying
	value	incurred	value	incurred	value
	December 31	during	December 31	during	December 31
	2003	2004	2004	2005	2005
	$	$	$	$	$

Canada
Carmacks
Acquisition	4,000,000	-	4,000,000	-	4,000,000
Advance Royalty	-	100,000	100,000	100,000	200,000

	4,000,000	100,000	4,100,000	100,000	4,200,000

Mexico
Almoloya
Acquisition	48,538	63,204	111,742	55,274	167,016
Exploration	40,020	2,132	42,152	14,346	56,498

	88,558	65,336	153,894	69,620	223,514

	4,088,558	165,336	4,253,894	169,620	4,423,514

F17.1-9

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

Carmacks (100% - Yukon, Canada)

In 1989, the Business acquired 50% of the Carmacks Copper Project, which consists of mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the Business acquired the remaining 50% of the Carmacks Copper Project. At the time, the Business was in the process of obtaining the necessary permits to commence commercial production. This process was suspended when copper prices fell below the break-even point for the project and remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was written down to $4,000,000.

The previous owners of the property shall, at the Business’ election, retain either a 15% net profits royalty or a 3% net smelter royalty. The Business is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. A payment of $100,000 was made by the Business on December 31, 2004 and on December 31, 2005.

The Business has signed a project agreement with the Yukon Government and has recommenced the permitting process. An updated project description has been accepted by the Yukon Government and the assessment process is in progress.

Almoloya (100% - Chihuahua, Mexico)

The Business staked claims at the Almoloya silver prospect, northeast of the city of Parral in the state of Chihuahua, Mexico.

On July 28, 2005, the Business and Queenston Mining Inc. signed a letter of intent. Under the letter of intent Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of US$200,000 in the first year. Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time the Business can either elect to contribute 25% of capital expenditures required to achieve production or convert its participating interest to a 15% net profits interest.

F17.1-10

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

7	Contributed surplus and deficit

a)      Contributed surplus

Funding provided by Western Silver related to the Business’ activities is reflected as contributed surplus.

$

Balance at December 31, 2003	21,049,627
Funding provided by Western Silver Corporation in 2004	354,416

Balance at December 31, 2004	21,404,043
Funding provided by Western Silver Corporation in 2005	598,034

Balance at December 31, 2005	22,002,077

b)      Deficit

The Business’ opening deficit at January 1, 2004 has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to the Carmacks and Almoloya mineral properties from the date of acquisition of those mineral properties until December 31, 2003.

8	Commitments

The Business has an agreement to sublease office space which expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $1,003,482, of which $261,778 is due over the next 12 months. The remaining $741,704 is due between January 1, 2007 and October 29, 2009.

9	Segmented information

Industry information

The Business operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

The Business’ mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 6.

All other non-current assets are held in Canada.

F17.1-11

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

10	Financial instruments

The Business’ only financial instruments are accounts payable Due to the short term nature of these instruments, their carrying value approximates the fair value.

11	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Business prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the Business would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The effects of significant measurement differences between Canadian and U.S. GAAP are described below

Balance Sheets

As at December 31,	2005	2004
	$	$

Mineral properties - under Canadian
GAAP	4,423,514	4,253,894
Cumulative exploration expenditures
written off under U.S. GAAP (a)	(423,514)	(253,894)

Mineral properties - under U.S. GAAP	4,000,000	4,000,000

Business’ equity - under Canadian GAAP	4,432,841	4,196,222
Measurement differences
Cumulative exploration expenditures
written-off under U.S GAAP (a)	(423,514)	(253,894)

Businesss’ equity - under U.S. GAAP	4,009,327	3,942,328

F17.1-12

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

Statements of Loss and Deficit

For the years ended December 31,	2005	2004	2003
	$	$	$

Loss for the year - under Canadian GAAP	361,415	248,456	37,533
Exploration expenditures for the year (a)	169,620	165,336	64,845

Loss and comprehensive loss for the year -
under U.S. GAAP (b)	531,035	413,792	102,378

Deficit - under U.S. GAAP - Beginning of
year	17,461,715	17,047,923	16,945,545
Loss and comprehensive loss for the year -
under U.S. GAAP (a), (b)	531,035	413,792	102,378

Deficit - under U.S. GAAP - End of year	17,992,750	17,461,715	17,047,923

Statements of Cash Flows

For the years ended December 31,	2005	2004	2003
	$	$	$
Cash provided by (used in) operating
activities, under Canadian GAAP	(361,415)	(248,456)	(37,533)
Adjustment for mineral properties and
deferred exploration (a)	(169,620)	(65,336)	(64,845)
Cash provided by (used in) operating
activities, under US GAAP	(531,035)	(313,792)	(102,378)

For the years ended December 31,	2005	2004	2003
	$	$	$
Cash provided by (used in) investing
activities, under Canadian GAAP	(236,619)	(105,960)	(64,845)
Adjustment for mineral properties and
deferred exploration (a)	169,620	65,336	64,845
Cash provided by (used in) investing
activities, under US GAAP	(66,999)	(40,624)	-

a)      Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 4.

F17.1-13

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

For U.S. GAAP purposes, mineral property acquisition costs, exploration expenditures, periodic option payments relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

b)      Comprehensive Income

U.S. GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by, and payments to owners.

c)      Recent U.S. accounting pronouncements

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which makes a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or delpletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company’s 2006 financial statements and is not expected to impact earnings.

d)       Recent Canadian accounting pronouncements

CICA Handbook Section 3831 “Non-Monetary Transactions” will be applicable to the Business commencing with the 2006 financial year. Reporting of the Business’ results is not expected to be materially affected by this standard.

Derivative Instruments

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Business is currently reviewing the impact of these new standards. These standards are as follows:

Financial instruments – Recognition and Measurement, Section 3855: This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

F17.1-14

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

Hedges, Section 3865:

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530:

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholder’s equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

12	Subsequent events

	a)	Incorporation

On March 17, 2006, Western Copper Corporation was incorporated under the Business Corporations Act of the Province of British Columbia.

	b)	Warrant

On May 3, 2006, Western Copper granted Glamis a share purchase warrant to acquire 5% of the fully-diluted Western Copper shares as of May 3, 2006 at a price of $3.50 per share. The warrant expires May 3, 2008. As at July 28, 2006 the warrant had not been exercised.

	c)	Stock options

Each Western Silver stock option unexercised as at May 3, 2006 was exchanged for one stock option of Western Copper, at an exercise price of $0.88 per share. The terms of all unexercised options remain the same as in Western Silver. 221,000 of these stock options were exercised between May 3, 2006 and July 28, 2006.

	d)	Capital stock

On May 3, 2006, Western Copper issued 49,246,413 common shares to Western Silver shareholders.

F17.1-15

Western Copper Business
Notes to the Financial Statements
December 31, 2005, 2004, and 2003

(expressed in Canadian dollars)

e)	Transfer of assets

Pursant to the transaction described in note 1, Western Silver is expected to transfer estimated cash and cash equivalents and marketable securities totalling $38.76 million. The final amount transferred is dependent on the actual expenses incurred by Western Silver up to May 3, 2006 and the market value of the marketable securities on the date of sale.

Up to and including July 28, 2006, Western Copper had received 1.498 million common shares of Quaterra Resources Inc. (market value as at May 3, 2006 – $2,757,000) and approximately $37 million in cash.

F17.1-16